                      [MORRISON & FOERSTER LLP LETTERHEAD]

                                  May 31, 2006

                                                         Writer's Direct Contact
                                                              (202) 887-8773
                                                            SCravath@mofo.com

Ms. Laura E. Hatch
Securities and Exchange Commission
150 F Street N.E.
Mail Stop 4720
Washington, D.C. 20549-4720

     Re: Banc of America Funds Trust: Registration Nos. 333-132211; 811-21862

     Dear Ms. Hatch:

     We are writing to respond to the comments that you relayed to us by letter on March 31, 2006 in connection with the registration statement filed March 3, 2006 by the above-referenced registrant ("Registrant"). Your comments have been set forth below; each of which is followed by our response.

                                   PROSPECTUS

INVESTMENT STRATEGIES

     COMMENT 1

     In this section, please include a brief description of the investment objective and investment strategies of the underlying funds in which each top-tier fund will invest including the quality standard for each fixed income fund.

     RESPONSE 1

     As filed, the prospectus included a brief description of the objectives and strategies of the twelve underlying funds at pages 25-26, adjacent to a brief description of certain of their additional risks at pages 27-28. The investment strategies page (page 5) included a prominent cross-reference to these 4 pages in a call-out. Registrant does not believe these 4 pages should be repeated or moved up front as such placement would unduly emphasize the objectives and strategies of a potentially changing and variable collection of underlying funds, most of which will represent single-digit percentage exposure for most upper-tier funds. It would also necessitate pushing even further back into the document important disclosures (e.g., principal risk factors and fee information) about the upper-tier funds.

     Accordingly, rather than adding a brief description of the investment objectives and strategies of the twelve underlying funds here, Registrant has added a page reference to the call-out cross-reference. In addition, the description of the upper-tier funds" investment strategies has been revised to include more information about the underlying funds, their range of investment objectives, strategies and styles, and the upper-tier funds' exposure to the risks associated with the underlying funds. A brief summary of

Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Two


the types of securities that the underlying funds may invest in and the credit quality standards available to each fixed income fund has also been added. Management believes that these changes address the spirit of the staff's comment without presenting some of the negative consequences described above.

     COMMENT 2

     It states that "the Adviser may depart from the asset allocations to both the Underlying Funds and the asset and sub-asset classes embedded in the glide path by overweighting and underweighting those allocations based on the Adviser's evaluation of market conditions." Please discuss the circumstances that would cause the Adviser to depart from the asset allocations of the glide path, and please consider including the criteria the Adviser uses to evaluate market conditions.

     RESPONSE 2

     The requested change has been made.

     COMMENT 3

     It states that "the Adviser monitors each Portfolio's percentage allocations to the Underlying Funds and will rebalance the Portfolio's allocations to each class, sub-asset class or Underlying Fund when the Adviser determines it to be appropriate." Please clarify the frequency with which the Adviser monitors each portfolio's allocations.

     RESPONSE 3

     The requested change has been made. The Adviser monitors the Portfolios' allocations continuously and rebalances them as it deems appropriate.

     COMMENT 4

     It states that "the Board of Trustees of Banc of America Funds has the authority to combine like Portfolios once they have reached this static phase without obtaining shareholder approval." Please clearly identify which portfolios will be combined once they reach the static phase.

     RESPONSE 4

     No decision has been made as to combining any of the Portfolios, nor is such a decision expected to be made until significantly later in the life of the Portfolios. Since it would be 20 years from now before there are even two Portfolios that have reached the static phase, by which time all of the current Trustees will have reached their mandatory retirement ages, it would be premature at this point to project what the future Board will do or is likely to do. The authority to combine like Portfolios in the future is merely reserved by the Board.

PRINCIPAL INVESTMENT RISKS

     COMMENT 5

     Please highlight the different levels of risk exposure for each portfolio for the various risks listed in the Principal Risks section.

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Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Three


     RESPONSE 5

     The requested change has been made, in that the following has been added to the "Investment strategy risk" bullet point under the heading "Principal risk and other things to consider:"

          Each Portfolio's relative exposure to the various investment risks described here is relative to its percentage allocations in the underlying funds. For example, because a longer dated Portfolio has a higher percentage of its assets allocated to underlying funds that invest primarily in equity securities, it will have greater exposure to stock market risk than a shorter dated Portfolio that has a higher percentage of its assets allocated to underlying funds that invest primarily in fixed income securities. Such a shorter dated Portfolio will have less exposure to stock market risk and greater exposure to interest rate risk because of its higher allocations to fixed income underlying funds.

     COMMENT 6

     Please include the risks of the Fund of Funds structure (i.e. the duplication of fees).

     RESPONSE 6

     The requested change has been made.

FEE TABLE

     COMMENT 7

     Footnote (1) to each Fee Table states that "a 1.00% maximum deferred sales charge applies to investors who buy Class A shares and sell them within twelve months of buying them." However, the maximum deferred sales charge in the fee table for Class A shares is "N/A," and the charge is not included in the calculation of expenses in each Portfolio's expense example. Please explain why the 1.00% maximum deferred sales charge is not included in each fee table and expense example for Class A shares.

     RESPONSE 7

     All references to a CDSC as applicable to Class A and Class C shares of the Portfolios have been removed from the prospectus.

     COMMENT 8

     Footnote (4) to each Fee Table states "the Adviser has agreed to waive fees and/or reimburse expenses so that other expenses (excluding distribution and service fees, interest, fees on borrowings, extraordinary expenses and expenses associated with the Portfolio's investment in other investment companies) do not exceed 0.00% annually through July 31, 2008." Please disclose if this agreement is contractual or voluntary. In addition, please explain to us whether the waiver agreement has been filed.

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Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Four


     RESPONSE 8

     The waiver is contractual, and footnote (4) to each fee table has been revised accordingly. The waiver agreement has yet to be filed, but will be filed by amendment prior to effectiveness of Registrant's registration statement.

ABOUT THE UNDERLYING FUNDS

     COMMENT 9

     For the Columbia Short Term Bond Fund, please disclose the Fund's average dollar weighted maturity.

     RESPONSE 9

     The requested change has been made.

OTHER IMPORTANT INFORMATION

     COMMENT 10

     Under the heading "Portfolio Turnover," please discuss whether it is anticipated that the underlying funds will have high portfolio turnover (i.e. greater than 100%).

     RESPONSE 10

     The requested change has been made and an explanation of the effect of the underlying funds' portfolio turnover rate on the upper-tier funds has been added.

ABOUT YOUR INVESTMENT

     COMMENT 11

     In the Class Z shares prospectus, it states "Class Z shares are designed for certain eligible investors." Please define "certain eligible investors."

     RESPONSE 11

     The investors eligible to purchase Class Z shares are defined by the immediately following sentence that begins "Eligible investors and their applicable investment minimums are as follows:".

HYPOTHETICAL INVESTMENT AND EXPENSE INFORMATION

     COMMENT 12

     It states that "the annual expense ratios used for each Portfolio, which are the same as those stated in the Annual Portfolio Operating Expenses tables, are presented in the charts net of any contractual fee waivers or expense reimbursements for the period of the contractual commitment." Please state that these expense ratios do not include the expense ratios of the underlying funds. Please

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Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Five


include that if the expense ratios did include the ratios of the underlying funds, the expenses would be higher and the returns would be lower.

     RESPONSE 12

     In response to the request above, and additional requests communicated by telephone, the disclosure has been revised to state that "the annual expense ratios used for each Portfolio, which are based on those stated in the Annual Portfolio Operating Expenses tables, are presented in the charts, and are net of any contractual fee waivers or expense reimbursement at the Portfolio level for the period of the contractual commitment. The expense ratios include the gross expenses ratios of the Underlying Funds."

     COMMENT 13

     Please confirm that Hypothetical Investment and Expense Information reflects the Staff's earlier comments on corresponding disclosure in the Prospectuses of other Funds managed by the adviser.

     RESPONSE 13

     The Staff's earlier comments regarding this section are reflected.

                       STATEMENT OF ADDITIONAL INFORMATION

ABOUT THIS SAI

     COMMENT 14

     In response to the question, "Is the SAI available on the Internet?" it states that "the SAI, and any supplements to it, can be found by searching the SEC's website." However, the back cover page of the prospectus states that a shareholder can obtain a copy of the SAI on the Banc of America Funds website. In response to the above referenced question, please include a discussion that the SAI may be obtained on the Banc of America Funds website and include the website's address.

     RESPONSE 14

     The requested change will be made. The SAI is expected to be made available at www.bancofamericafunds.com.

INVESTMENT POLICIES

     COMMENT 15

     It states that "a fundamental policy may only be changed with shareholder approval." Pursuant to Item 11(c)(2) of Form N-1A , please describe the vote required.

     RESPONSE 15

     The requested change will be made.

     COMMENT 16

     Please amend the concentration policy in Fundamental Policy 4 to make it clear that the top- tier funds will not invest in underlying funds which concentrate their investments in an industry.

Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Six


     RESPONSE 16

     The Registrant believes that Fundamental Policy 4 appropriately and correctly recites the Portfolios' policy with regard to concentration. Disclosing that the "top-tier [Portfolios] will not invest in underlying funds which concentrate their investments in an industry" could unnecessarily limit and restrict the Portfolios" permissible investments. For example, a Portfolio might invest in an Underlying Fund that concentrates 50% of its investments. But if that Underlying Fund only represents 10% of the Portfolio's assets, the effective concentration of the Portfolio in that industry would only be 5%. Registrant believes that Fundamental Policy 4 appropriately measures concentration at the Portfolio level on a "look-through" basis, under which concentration is measured at the Portfolio level, regardless of the Underlying Fund's status.

     COMMENT 17

     Fundamental Policy 5 states that "each Portfolio may not make loans, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolios." Please describe here or elsewhere in the SAI, as appropriate, the extent permitted. (Same comment for Fundamental Policy 6 "Each Fund may not borrow money or issue senior securities except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Funds").

     RESPONSE 17

     The Registrant will add the following text under "Permissible Fund Investments - Borrowings"

     "Under the 1940 Act, a Fund is required to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund's total assets made for temporary or emergency purposes. Any borrowings for temporary purposes in excess of 5% of a Fund's total assets must maintain continuous asset coverage."

     The Registrant will add a new sub-section under "Permissible Fund Investments" entitled "Securities Lending"

     "For various reasons, including to enhance a Fund's return, a Fund may lend its portfolio securities to broker/dealers and other institutional investors. Loans are typically made pursuant to agreements that require the loans to be continuously secured by collateral equal at all times in value to at least the market value of the securities loaned. Such loans may not be made if, as a result, the aggregate amount of all outstanding securities loans for a Fund exceeds one-third of the value of the Fund's total assets. A Fund will continue to receive interest on the loaned securities while simultaneously earning interest on the investment of the collateral. However, a Fund will normally pay lending fees to such broker/dealers and related expenses from the interest earned on invested collateral.

     Key Considerations and Risks: Securities lending transactions are generally subject to counterparty risk, which is the risk that the counterparty to the transaction could default. In other words, the risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in

Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Seven


recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, loans are made only to borrowers deemed to be of good standing and when, in the Adviser's judgment, the income to be earned from the loan justifies the attendant risks."

MANAGEMENT OF THE TRUST

     COMMENT 18

     In the Trustees table, please state that William A Hawkins is retired, if applicable.

     RESPONSE 18

     The Registrant believes that the current disclosure with regard to Mr. Hawkins is correct. Mr. Hawkins is not retired, and although he currently has no "principal" occupation, he engages in various philanthropic activities and serves on the Boards of various non-public companies and organizations, none of which are required to be disclosed by Form N-1A.

INVESTMENT ADVISORY AND OTHER SERVICES

     COMMENT 19

     Pursuant to Investment Company Act Release No. IC-26533, please describe the structure of, and the method used to determine, the compensation received by each Portfolio Manager from the funds, their investment adviser, or any other source with respect to management of the funds and any other account managed by the Portfolio Manager. For each type of compensation, please describe with specificity the criteria on which that type of compensation is based. The information included in the SAI does not appear to meet the requirements of the Release.

     RESPONSE 19

     The Registrant respectfully believes that the current disclosure, which is excerpted below, meets the requirements outlined in Investment Company Act Release No. IC-26533. In that regard, the Registrant notes that the current disclosure mirrors similar disclosure contained in the Statement of Additional Information of Columbia Funds Series Trust, Columbia Funds Variable Insurance Trust I and Columbia Funds Master Investment Trust - other registered investment companies also advised by the Adviser. Such disclosure has been reviewed by U.S. Securities and Exchange Commission staff.

     "A portfolio manager will receive all of his or her compensation from the Adviser and its parent company, Columbia Management Group, in the form of salary, bonus, stock options and restricted stock. A portfolio manager's bonus is variable and is generally based on (1) an evaluation of the manager's investment performance and (2) the results of a peer and/or management review of such individual, which takes into account skills and attributes such as team participation, investment process, communication and professionalism. In evaluating investment performance, the Adviser generally considers the one-, three- and five-year performance of mutual funds and other accounts under the

Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Eight


     portfolio manager's oversight relative to the benchmarks and peer groups noted below, emphasizing each manager's three- and five-year performance. The Adviser may also consider a portfolio manager's performance in managing client assets in sectors and industries assigned to the manager as part of his or her investment team responsibilities, where applicable. For portfolio managers who also have group management responsibilities, another factor in their evaluation is an assessment of the group's overall investment performance.

PORTFOLIO MANAGER   PERFORMANCE BENCHMARK
-----------------   ---------------------
Vikram J. Kuriyan   S&P 500 Index
                    S&P MidCap 400 Index
                    S&P 600 Index
                    S&P 1500 Index
                    Russell 1000  Index
                    Russell 1000 Value Index
                    Russell 2000 Value Index
                    Russell 2000 Growth Index
                    Russell 3000 Index

     The size of the overall bonus pool each year is determined by Columbia Management Group and depends in part on levels of compensation generally in the investment management industry (based on market compensation data) and the Adviser's profitability for the year, which is influenced by assets under management."

12B-1 PLANS

     COMMENT 20

     Please include a description of the 0.25% shareholder service fee for Class C shares.

     RESPONSE 20

     The requested change will be made.

                                     GENERAL

     COMMENT 21

     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Ms. Laura Hatch
Securities and Exchange Commission
May 31, 2006
Page Nine


     RESPONSE 21

     This comment is duly noted.

     COMMENT 22

     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

     RESPONSE 22

     There is no intention to do so at this time.

     COMMENT 23

     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

     RESPONSE 23

     Responses are being reflected in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.

                    ****************************************

     We hope that these responses adequately address your concerns.

     Should you have any further questions or comments, please do not hesitate to contact me at (202) 887-8773.

                                        Very truly yours,


                                        /s/ Steven G. Cravath
                                        ----------------------------------------
                                        Steven G. Cravath